K&L Gates LLP
55 Second Street
Suite 1700
San Francisco, CA 94105-3493

T 415.882.8200 www.klgates.com

August 11, 2008

VIA EDGAR

James O’Connor

U.S. Securities and Exchange Commission

100 Fifth Street, NE

Washington, DC 20549

Re:                               Van Wagoner Funds, Inc. (File No. 811-09116)

Dear Mr. O’Connor:

This letter responds to the comments you provided by telephone to the undersigned on July 29, 2008 relating to the preliminary Proxy Statement for the Van Wagoner Funds, Inc. (the “Company”) filed on June 23, 2008.  The Proxy Statement includes several proposals, including proposals seeking approval of new advisory and subadvisory agreements for certain series of the Company (each such series, a “Fund” or collectively the “Funds”).  Unless otherwise noted, defined terms have the same meaning ascribed to them in the Proxy Statement.  For ease of reference, we have set forth below your comments in the order they appear in the Proxy Statement, followed by responses to those comments.

Proposal 1

Comment:  In the proposal seeking approval of the New Advisory Agreements, please provide information about the fees that would be retained by VWCM under the New Advisory Agreements, after payment of subadvisory fees to Husic.  Because the subadvisory fees for two of the Funds are contingent on assets increasing from current levels, explain in the disclosure that VWCM’s fees may increase from their current base rates under the New Advisory Agreements.

Response:  We have included a new table in Proposal 1 showing, for each Fund, (i) the base fulcrum fee rates in effect under the current advisory agreements, (ii) the fee rates after the voluntary waiver that has been in effect since July 2006, (iii) the proposed fee rates under the New Advisory Agreements, (iv) the proposed fee rates under the Husic subadvisory agreements, and (v) the amount (as expressed as a fee rate) that would be retained by VWCM if the new advisory and subadvisory agreements are approved.

We have also added footnotes and disclosure explaining the table, and explaining that the structure of the subadvisory fee for two Funds results in an increase in VWCM’s fees at current asset levels.  We note, supplementally, that while the proposed advisory fee would result in an increase in fee rates for these two Funds if assets do not increase from current levels, if assets do not actually increase over time, the Board would seriously reconsider the viability of the Funds.

Comment:  Each of the pro forma fee tables shows the current fee rate expressed as a percentage of the Fund’s average net assets during the last fiscal year, as required by Form N-1A, and do not reflect the voluntary fee waivers.  Footnote 1 to each fee table references the voluntary fee waiver.  Because of the import of this fee waiver, please expand the footnote disclosure to clearly indicate that the current fee rate being paid by shareholders is 1.00%.

Response:  Footnote 1 to each pro forma fee table has been expanded and revised accordingly.

Comment:  In the description of compensation under the New Advisory Agreement, there is a table showing the proposed fee rate and the current fee rate.  The footnote to the table explains the voluntary waiver in effect since July 2006.  Please expand this disclosure to clearly show that shareholders are currently paying 1.00%.

Response:  The disclosure concerning the waiver has been expanded and revised accordingly.

Comment:  In the discussion about the Board’s considerations of the New Advisory Agreement, the disclosure indicates that the Board concluded that VWCM had demonstrated its ability to select a qualified portfolio manager.  The conclusion appears to indicate that this ability has been demonstrated over time, on multiple occasions.  Please revise to indicate that the disclosure is intended to focus on the decision to recommend Husic.

Response:  The disclosure has been revised accordingly.

Proposal 3

Comment:  Proposal 3 seeks prospective approval from shareholders to operate the Funds under a “manager of managers” structure.  Please expand the disclosure to indicate the likely conditions that may be imposed on such a structure.  Likely conditions include those that can be found in proposed rule 15a-5.  In addition, indicate in the disclosure that if the conditions actually imposed by a final rule, or pursuant to relief granted the Company in the future, differ materially from those forming the basis of shareholder approval at this time, that the SEC may require that shareholders reapprove the proposal under such materially different conditions.

Response:  The disclosure has been expanded to include discussion of the conditions appearing in the proposed rule, as well as disclosure to indicate that the SEC may require a new vote if final conditions applicable to a Fund differ materially from those noted in the proposal.

Comment:  Please explain whether the Funds’ prospectus to be used after shareholder approval of the “manager of managers” structure (if the proposal is approved) would include disclosure of the structure.

Response:  We contemplate that the “manager of managers” structure would be disclosed in the Funds’ prospectus, if the structure is approved by shareholders.  The precise language is not available at this time.  However, given the extensive changes that would need to be made to the Funds’ prospectus and statement of additional information if shareholders approve the various proposals, the Company intends to file a post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, once the proxy statement is finalized and mailed to shareholders.  This filing would include new language assuming approval of all shareholder proposals, and would be scheduled to go effective once (and if) shareholder approvals are obtained.  You will be provided an opportunity to comment on language related to the “manager of managers” structure in the prospectus.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1070 or my colleague Kurt Decko at 415.249.1053.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow